Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement of Volato Group, Inc. on Form S-4/A of our report dated March 31, 2025, with respect to our audits of the financial statements of Volato, Group, Inc. as of December 31, 2024, and for the year ended December 31, 2024, which appears in the December 31, 2025 annual report on Form 10-K of Volato Group, Inc. We also consent to the reference to us under the caption “Experts” in this Registration Statement.

We were dismissed as auditors on April 2, 2025, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for periods after the date of our dismissal.

Rose, Snyder & Jacobs LLP

Encino, California

March 12, 2026